FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008

$ : Argentine peso

US$ : US dollar

$3.720 = US$1 as of March 31, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2009	As of December 31, 2008
	(unaudited)
ASSETS
Current Assets
Cash and banks	$39	$36
Investments	1,513	1,089
Accounts receivable, net	975	1,009
Other receivables, net	266	201
Inventories, net	219	251
Other assets, net	6	6

Total current assets	3,018	2,592

Non-Current Assets
Other receivables, net	64	87
Investments	9	7
Fixed assets, net	6,166	6,188
Intangible assets, net	766	772
Other assets, net	3	3

Total non-current assets	7,008	7,057

TOTAL ASSETS	$10,026	$9,649

LIABILITIES
Current Liabilities
Accounts payable	$1,603	$1,769
Debt	1,440	1,355
Salaries and social security payable	218	237
Taxes payable	738	618
Dividends payable	12	—
Other liabilities	54	48
Contingencies	34	36

Total current liabilities	4,099	4,061

Non-Current Liabilities
Accounts payable	28	27
Debt	710	688
Salaries and social security payable	80	83
Taxes payable	236	224
Other liabilities	162	146
Contingencies	286	319

Total non-current liabilities	1,502	1,487

TOTAL LIABILITIES	$5,601	$5,548

Noncontrolling interest	72	81
SHAREHOLDERS’ EQUITY	$4,353	$4,020

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,026	$9,649

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2009 and 2008

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2009	2008
Net sales	$2,829	$2,480
Cost of services	(1,439)	(1,302)

Gross profit	1,390	1,178
General and administrative expenses	(94)	(84)
Selling expenses	(671)	(560)

Operating income	625	534
Financial results, net	(94)	(60)
Other expenses, net	—	(47)

Net income before income tax and noncontrolling interest	531	427
Income tax expense, net	(201)	(149)
Noncontrolling interest	(1)	(6)

Net income	$329	$272

Net income per share	$0.33	$0.28

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2009 and 2008

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total	Total Shareholders’ equity
Balances as of January 1, 2008	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	26	—	26	26
Net income for the period	—	—	—	—	—	272	272	272

Balances as of March 31, 2008	$984	2,688	3,672	—	92	(436)	(344)	3,328

Balances as of January 1, 2009	$984	2,688	3,672	—	95	253	348	$4,020
Foreign currency translation adjustments	—	—	—	—	3	—	3	3
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	1	—	1	1
Net income for the period	—	—	—	—	—	329	329	329

Balances as of March 31, 2009	$984	2,688	3,672	—	(*) 99	582	681	$4,353

The accompanying notes are an integral part of these consolidated financial statements.

(*)	Foreign currency translation adjustments at March 31, 2009, consist of the following:

	Foreign currency translation adjustments	Fair value of cash flow hedges
Personal	90	8
Telecom	—	1

Total	90	9

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2009 and 2008

(In millions of Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$329	$272
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	45	18
Depreciation of fixed assets	287	340
Amortization of intangible assets	5	5
Consumption of materials	23	24
Gain on sale/disposal of fixed assets and other assets	(5)	(1)
Provision for lawsuits and contingencies	(15)	21
Holdings (gain) loss on inventories	(12)	7
Interest and other financial losses on loans	120	100
Income tax	201	149
Noncontrolling interest	1	6
Net increase in assets	(7)	(135)
Net increase (decrease) in liabilities	(117)	11

Total cash flows provided by operating activities	855	817

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(375)	(336)
Intangible asset acquisitions	(5)	(4)
Proceeds for the sale of fixed assets and other assets	9	3
Decrease (increase) in investments not considered as cash and cash equivalents	(10)	534

Total cash flows provided by (used in) investing activities	(381)	197

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	22	7
Payment of debt	(60)	(58)
Payment of interest and debt-related expenses	(15)	(4)

Total cash flows used in financing activities	(53)	(55)

INCREASE IN CASH AND CASH EQUIVALENTS	421	959
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,323	$1,417

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of March 31, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at March 31, 2009.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of March 31, 2009

As of March 31, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of March 31, 2009, the Company’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 by means of which it was created a Working Commission made up by members of the SC and the CNC, with a 120-days term to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

The new regulation establishes two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

It also establishes that the SC will review the SU programs which were established under the previous regulation, guaranteeing the continuity of those being under execution and implementing those that were reviewed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers - two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers - and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval. At the date of issuance of these consolidated financial statements, the Technical Committee has been created and has begun to analyze the limit of its functions and the procedures associated to them. Likewise, telecommunications service providers had already selected the Fiduciary institution and had sent to the SC the Fiduciary agreement which was approved by the SC in January 2009 by means of SC Resolution No. 7/09, but there is still pending some administrative matters for the creation of the SU Fund.

On December 9, 2008, the SC issued Resolution No. 405/08 which stipulates that telecommunication service providers should deposit into their special accounts the 1% of the revenues as defined in Decree No. 558/08, without offsetting any cost incurred for the provision of this service.

On January 12, 2009, the Company and Personal, filed their claims before the SC against the provisions of SC Resolution No. 405/08, based on the illegality of this rule, for it is opposite to the provisions of the Decree No. 558/08, and offends the rights of both licensees to consider in the determination of the investment contribution, the compensation for the provision of the programs of SU, in accordance with the “pay or play” mechanism, as stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsels, considers it has meritorious legal defenses for the favorable outcome of the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending of approval from the Regulatory Authority.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that it will be subsidized with the funds of the SU Fund. The new program intends to provide local telephony, domestic long distance, international long distance and Internet in towns that at the moment do not provide basic telephone services. SC Resolution states the methodology that the licensees’ will have to follow for the presentation of projects in order to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The projects that the SC approves will be sent to the Technical Committee of the SU Fund so that, once evaluated the availability of funds, they are included in the bidding process provided in Decree No. 558/09.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance - in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - February 2009 Telecom has estimated a receivable of $447 (unaudited) and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of March 31, 2009, this provision amounts to $128. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $40 as of March 31, 2009) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC, by means of CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15 and calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification of such SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; so, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected the claim explaining its grounds to justify the interest rate applied. However, the management of Personal has considered the implementation of the reimbursement of the interests claimed by the CNC. As a consequence, at December 31, 2008, Personal has recorded a provision of $9 with counterpart in the caption “Financial results, net”. Personal estimates the implementation would be ready during the second quarter of fiscal year 2009.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by the telephone lines installed in penal institutions and system with the purpose of registering the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At March 31, 2009, the Company has a net receivable of $71 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($2 as current receivables and $92 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At March 31, 2009, the reserves corresponding to these regulatory duties amounted to $78.

As from December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fixed telephony service original Region. The Company has started to install fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d - Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of March 31, 2009 and December 31, 2008, the Company recorded as “Other receivable” a total of $23.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 = US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be successfully completed.

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduce the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved RT26 “Adoption of IFRS”, which will be effective for the Company as from January 1, 2011. At the date of issuance of these consolidated financial statements the CNV has not yet adopted the new standard. The management of the Company is analyzing the impact of this new standard on the financial statements.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Nucleo, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 - February 2003	119.73
January 2002 - September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the three-month period ended March 31, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	10,026	9,978	(48)
Total liabilities	5,601	5,584	(17)
Noncontrolling interest	72	72	—
Shareholders’ equity	4,353	4,322	(31)
Net income	329	330	1

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying March 31, 2009 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three-month period ended March 31, 2009 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,941,000 (unaudited) at March 31, 2009 and 3,864,000 (unaudited) at March 31, 2008 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,505,000 (unaudited) at March 31, 2009 and 3,885,000 (unaudited) at March 31, 2008.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $63 as of March 31, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of March 31, 2009. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Additional information is given in Note 5.m.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

- Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At March 31, 2009 the Company holds capital leases in the amount of $9, maturing in fiscal year 2009. A summary by major class of fixed assets covered by capital leases at March 31, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(7)

Net value	12

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month period ended March 31, 2009, Telecom has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the three-month periods ended March 31, 2009 and 2008.

(q) Other liabilities

¡	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

¡	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

¡	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

¡	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476” - see Note 11.d.2 - ), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to hedge the Company’s exposure to foreign currency and/or interest rate fluctuations

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency at fixed rate for Notes

The Telecom Group entered into several contracts to purchase foreign currency and other derivatives, which main characteristics at March 31, 2009, are the following:

a) For purchase of foreign currency

	Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at March 31, 2009 assets (liabilities)
Telecom	US$	108.5	3.49 $/US$	October 2008	April 2009 (*)	28
		¥5,120.0	88.88 ¥/US$	January 2009	April 2009 (*)	(22)
	US$	21.0	4.14 $/US$	March 2009	October 2009	—

Personal	US$	39.0	4.27 $/US$	March 2009	December 2009	1

(*)	At the date of issuance of these consolidated financial statements, these contracts have expired.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

b) Other derivatives

Additionally, in January 2009, the Company entered into a derivative contract (an Euro “Zero Cost Collar” maturing in April 2009) as supplementary of the October 2008 contract abovementioned in a), to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. The terms of the contract are related to the purchase of a “Call Option” for an amount of €80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively. At March 31, 2009, the book value of this contract amounted to $1 and was recognized in the line “Other receivables” of the balance sheet. At the date of issuance of these consolidated financial statements, this contract has expired without having been exercised the options abovementioned.

Considering that the Company primarily generates cash flows in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, the hedges mentioned in a) and b) were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $1. In order to hedge its derivatives position and as provided by the contracts, the Company has paid a collateral amounting to $13, which is included in the line “Other receivables”

3. NDF contracts to purchase foreign currency at fixed rate for service contracts

In June 2008, Personal entered into several NDF contracts in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollars. Additionally, in July 2008, Telecom also entered into several NDF contracts in order to hedge its exposure to US dollar fluctuations related to a software and hardware service contract to be monthly cancelled in US dollars. The main characteristics of these contracts at March 31, 2009 are the following:

	Currency	Amount (in million)	Outstanding amount (in million)	Exchange rate for the outstanding contracts	Maturity dates for the outstanding contracts	Book value at March 31, 2009
Telecom	US$	6.2	3.1	3.179 $/US$ to 3.30 $/US$	January - September 2009	2
Personal	US$	39.7	18.3	3.245 $/US$ to 3.445 $/US$	June - December 2009	13

						15

The critical terms of NDF contracts and service contracts (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which the Company mainly generates its cash flow, the Company designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of March 31, 2009, the fair value of these derivative instruments was a receivable of $15.

At March 31, 2009, the item line “Derivatives” included in the caption “Other receivables” consists of the following:

Telecom’s NDF for Notes	28
Personal’s NDF for Notes	1
Telecom’s other derivatives	1
Telecom’s NDF for service contracts	2
Personal’s NDF for service contracts	13
Collateral	13

Derivatives	58

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three-month periods ended March 31, 2009 and 2008 are shown in Note 15.h. under the caption “Advertising”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2009	As of December 31, 2008
Cash	$9	$9
Banks	30	27

	$39	$36

(b) Investments Investments consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Time deposits	$1,053	$718
Government bonds	228	223
Mutual funds	163	144
Related parties (Note 7)	69	4

	$1,513	$1,089

Non current
Related parties (Note 7)	$8	$6
2003 Telecommunications Fund	1	1

	$9	$7

(c) Accounts receivable Accounts receivable consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Voice, data and Internet	$547	$538
Wireless (i)	578	602
Wireless - related parties (Note 7)	4	5

Subtotal	1,129	1,145
Allowance for doubtful accounts (Note 15.e)	(154)	(136)

	$975	$1,009

Non current
Voice, data and Internet	$1	$1
Allowance for doubtful accounts (Note 15.e)	(1)	(1)

	$—	$—

(i) Includes $19 as of March 31, 2009 and $20 as of December 31, 2008 corresponding to Nucleo’s receivables.

(d) Other receivables Other receivables consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Prepaid expenses	$77	$57
Derivatives (Note 4.t)	58	22
Tax credits	49	48
SU credits (Note 2.d)	40	36
Restricted funds	10	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	2	11
Other	44	41

Subtotal	280	224
Regulatory contingencies (Notes 2 g and i and 16.e)	(2)	(11)
Allowance for doubtful accounts (Note 15.e)	(12)	(12)

	$266	$201

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$92	$93
Prepaid expenses	20	21
Other tax credits	18	17
Restricted funds	14	15
Credit on minimum presumed income tax	—	20
Other	14	13

Subtotal	158	179
Regulatory contingencies (Notes 2 g and i and 16.e)	(76)	(75)
Allowance for doubtful accounts (Note 15.e)	(18)	(17)

	$64	$87

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of March 31, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 15.f)	$236	$267
Allowance for obsolescence (Note 15.e)	(17)	(16)

	$219	$251

(f) Other assets Other assets consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$7	$7
Allowance for other assets (Note 15.e)	(1)	(1)

	$6	$6

Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 15.e)	(3)	(3)

	$3	$3

(g) Fixed assets Fixed assets consist of the following:
	As of March 31, 2009	As of December 31, 2008
Non current
Net carrying value (Note 15.a)	$6,186	$6,207
Write-off of materials (Note 15.e)	(20)	(19)

	$6,166	$6,188

(h) Accounts payable Accounts payable consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Fixed assets suppliers	$682	$773
Other assets and services suppliers	498	607
Inventories suppliers	225	157

Subtotal	1,405	1,537
Deferred revenues	124	134
Agent commissions	32	21
Related parties (Note 7)	27	62
SU reimbursement (Note 2.d.2)	15	15

	$1,603	$1,769

Non current
Fixed assets suppliers - Related parties (Note 7)	$28	$27

(i) Salaries and social security payable Salaries and social security payable consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$188	$193
Termination benefits	30	44

	$218	$237

Non current
Termination benefits	$80	$83

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(j) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2009	As of December 31, 2008
Current
Income tax, net	$438	$290
Tax on SU (Note 2.d)	128	121
VAT, net	52	67
Turnover tax	36	47
Internal taxes	23	25
Regulatory fees	14	15
Other	47	53

	$738	$618

Non current (Note 10)
Deferred tax liabilities	$211	$224
Law No. 26,476 Tax Regularization Regime	25	—

	$236	$224

(k) Other liabilities Other liabilities consist of the following:
	As of March 31, 2009	As of December 31, 2008
Current
Guarantees received	$21	$16
Deferred revenue on sale of capacity and related services	11	10
Customer loyalty programs	7	5
Court fee	3	3
Other	12	12

	$54	$46

Non current
Deferred revenue on sale of capacity and related services	$90	$86
Asset retirement obligations	37	37
Legal fee	12	—
Court fee	10	11
Retirement benefits	10	9
Customer loyalty programs	2	2
Other	1	1

	$162	$146

(l) Net sales Net sales consist of the following:
	Three-month periods ended March 31,
	2009	2008
Voice	$684	$651
Internet	235	158
Data	60	54

Voice, data and Internet	979	863

Prepaid and post-paid	658	538
Roaming, TLRD and CPP	404	404
Value added services	502	392
Sale of handsets	161	149
Other	32	27

Wireless in Argentina	1,757	1,510

Prepaid and post-paid	62	71
Roaming, TLRD and CPP	14	24
Value added services	6	5
Sale of handsets	2	2
Internet	5	3
Other	4	2

Wireless in Paraguay	93	107

Total net sales	$2,829	$2,480

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(m) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended March 31,
	2009	2008
Generated by assets
Interest income	$23	$26
Related parties (Note 7)	2	—
Foreign currency exchange gain	49	13
Holding (gain) loss on inventories	12	(7)
Other	4	—

Total generated by assets	$90	$32

Generated by liabilities
Interest expense	$(50)	$(60)
Less capitalized interest on fixed assets	5	5
Gain (loss) on discounting of debt	6	(15)
Foreign currency exchange loss	(141)	(147)
Gain (loss) on derivatives	(1)	123
Other	(3)	2

Total generated by liabilities	$(184)	$(92)

	$(94)	$(60)

(n) Other expenses, net Other expenses, net consist of the following:
	Three-month periods ended March 31,
	2009	2008
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	$36	$—
Provision for contingencies (Note 15.e)	(21)	(21)
Severance payments and termination benefits	(12)	(16)
Allowance for obsolescence of inventories (Note 15.e)	(3)	—
Allowance for obsolescence of materials (Note 15.e)	(1)	—
Provision for regulatory contingencies (Note 15.e)	(1)	(5)
Allowance for doubtful accounts and other assets (Note 15.e)	(1)	(1)
Gain on sale of fixed assets and other assets	5	1
Other, net	(2)	(5)

	$—	$(47)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2009	2008	2008	2007
Cash and banks	$39	$242	$36	$45
Current investments	1,513	1,175	1,089	947

Total as per balance sheet	$1,552	$1,417	$1,125	$992
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months.	(1)	—	—	(534)
- Government bonds	(228)	—	(223)	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,323	$1,417	$902	$458

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Three-month periods ended March 31,
	2009	2008
Foreign currency exchange gain on cash and cash equivalents	$40	$9
Interest income generated by current investments	14	15
Interest income generated by accounts receivable	10	11

Subtotal (originated in financial transactions)	64	35
Other cash flows provided by operating activities	791	782

Total cash flows provided by operating activities	$855	$817

Income taxes eliminated from operating activities components:

	Three-month periods ended March 31,
	2009	2008
Total income taxes eliminated from operating activities	$201	$149

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2009	2008
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$1	$—
Trade accounts receivable	(5)	(17)
Other receivables	(42)	(70)
Inventories	39	(48)

	$(7)	$(135)

Net (decrease) increase in liabilities
Accounts payable	$(61)	$(10)
Salaries and social benefits payable	(20)	17
Taxes payable	(40)	26
Other liabilities	24	(13)
Contingencies	(20)	(9)

	$(117)	$11

Interest paid during the three-month periods ended March 31, 2009 and 2008, amounted to $15 and $4, respectively.

•	Main non-cash operating transactions:

	Three-month periods ended March 31,
	2009	2008
Derivatives	$1	$123
Credit on minimum presumed income tax offset with income taxes	20	61
Dividends payable of Nucleo	12	21
Foreign currency translation adjustments in assets	8	61
Foreign currency translation adjustments in liabilities	2	20

•	Most significant investing activities:

Fixed assets acquisitions include:

	Three-month periods ended March 31,
	2009	2008
Acquisition of fixed assets (Note 15.a)	$(282)	$(277)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(352)	(328)
Less:
Acquisition of fixed assets through incurrence of accounts payable	252	263
Capitalized interest on fixed assets	5	5
Wireless handsets lent to customers at no cost (i)	2	1

	$(375)	$(336)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Three-month periods ended March 31,
	2009	2008
Acquisition of intangible assets (Note 15.b)	$—	$(2)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(4)
Less:
Acquisition of intangible assets through incurrence of accounts payable	—	2

	$(5)	$(4)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2009	2008
Collection of time deposits with maturities of more than three months	$—	$534
Loan to Nortel	(2)	—
Acquisition of Government bonds	(228)	—
Collection of Government bonds	220	—

Total cash flows from investments not considered as cash equivalents	$(10)	$534

•	Financing activities components:

	Three-month periods ended March 31,
	2009	2008
Debt proceeds	$22	$7
Payment of Notes	(31)	—
Payment of bank loans	(29)	(58)
Payment of interest on Notes	—	(2)
Payment of interest on bank loans	(3)	(2)
Collateral	(12)	—

Total financing activities components	$(53)	$(55)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions

(a) Controlling group

As of March 31, 2009, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of March 31, 2009, Sofora’s shares (as recorded in this company) are owned by the Telecom Italia Group (50%) and W de Argentina - Inversiones S.L. (50%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call option acquired by W de Argentina - Inversiones S.L.

In September 2003, W de Argentina - Inversiones S.L., acquired a call option on the 2% interest in Sofora that was owned by France Câbles et Radio and Atlas Services Belgium. Telecom Argentina has been informed by W de Argentina - Inversiones S.L. that it exercised its 2% option on February 1, 2008.

On April 14, 2009, Sofora received from the SC the answer to the request about the transfer of interest, expressing that “the telecommunications framework is not an obstacle for the register of the transfer of the interest”.

On April 17, 2009, Sofora registered the transfer of interest.

(c) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired two call options on W de Argentina - Inversiones S.L.’ entire interest in Sofora (“the Telecom Italia International N.V. Options”) for an aggregate purchase price (premium price) of US$60 million. The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

On December 29, 2008, the Argentine Antitrust Commission (or the “CNDC”) issued CNDC Resolution No. 123/08 resolving that until the Commission issues its decision over the Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal considering that the parties would keep their rights, because the CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options until the Regulatory Authority mentioned in Law No. 25,156” resolves on the Transaction, as mentioned in e) below. Given the appeal’s rejection, the Telecom Italia Group filed a complaint with the Second Civil and Federal Court, requesting its review. A decision regarding said complaint is currently pending.

On March 26, 2009, the First National Appeals Chamber for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of Telecom Italia International N.V.’s voting rights set forth in the option contract, upon request of Grupo Dracma S.A., as presided by Mr. Adrián Werthein, and W de Argentina - Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the possible legal effects of the Transaction described in e) below, or, alternatively, when a final decision is rendered with regards to issuance of the precautionary measure, whichever occurs first.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

Telecom Argentina has been informed that W de Argentina - Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Court of First Instance No. 8, Secretariat No. 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

(d) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(e) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties ceased to be related parties of Telecom.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework. Some of these different opinions were adopted by members of Telecom Argentina’s Board. Various legal actions involving Telecom’s indirect shareholders were also initiated.

Similarly, the Transaction required the intervention of the Argentine Antitrust Commission and the SC.

On January 9, 2009, the Argentine Antitrust Commission issued CNDC Resolution No. 4/09, in which it ruled that the companies involved in the Transaction must comply with the provisions of section 8 of the LDC. Among other matters, this resolution stated that until the Commission issues a resolution with respect to the Transaction, the purchasers shall abstain from exercising - directly or indirectly - their political rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom and its controlled companies and ordered the directors and members of the Supervisory Committee of Telecom, Personal, Sofora and Nortel and their respective controlled companies with offices in the Republic of Argentina, as appointed by Telecom Italia S.p.A. or Telecom Italia International N.V. to abstain from taking any action which may imply a conflict with the provisions of CNDC Resolution No. 04/09.

On March 31, 2009, the Argentine Antitrust Commission issued CNDC Resolution No. 43/09, designing two Observers charged with verifying, until April 30, 2009, the compliance of the terms contained in CNDC Resolution No. 04/09 by the directors and members of the Supervisory Committee of Telecom, Personal, Sofora and Nortel and their respective controlled companies with offices in the Republic of Argentina, as appointed by Telecom Italia S.p.A. or Telecom Italia International N.V.

Additionally, on April 3, 2009, the Argentine Antitrust Commission issued CNDC Resolution No. 44/09 resolving, among other matters, that:

-	Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers, directors and direct and indirect shareholders and the directors and members of the Supervisory Committee appointed by them at Sofora, Nortel, Telecom, Personal, Micro Sistemas and Cubecorp Argentina S.A. had to and shall refrain from taking any actions which affected or may affect in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

-	Sofora, Nortel, Telecom, Personal, Micro Sistemas and Cubecorp Argentina S.A. must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of their voting rights as from January 9, 2009 (the date on which the Argentine Antitrust Commission passed Resolution No. 04/09);

-	the Observers, appointed under CNDC Resolution No. 43/2009 are ordered to appear at the mentioned companies to verify compliance with CNDC Resolution No. 44/09.

CNDC Resolutions No. 43/09 and 44/09 were appealed before the Argentine Antitrust Commission, who decided to reject said appeals. Therefore, Telecom Argentina filed a complaint for said rejection with the National Court of Appeals of Federal Civil and Commercial Matters. This complaint is currently under review.

In addition, Telecom Italia S.p.A. and Telecom Italia International N.V. have requested a precautionary measure ordering the suspension of Resolution No. 44/09 until a decision is reached in connection with their motion to reconsider rejection of an appeal against this resolution. On April 24, 2009, the Second National Court of Appeals in Federal Civil and Commercial Matters decided that “it is reasonable to temporarily suspend any discussion of matters relating to the Shareholder Meetings of the Telecom Group at Sofora and Nortel’s Board of Directors meetings, as well as temporarily suspend Telecom and Nortel’s Annual Ordinary and Extraordinary Meetings until this Court renders a decision regarding the precautionary measure herein requested”.

Additional information on the Transaction and its consequences can be consulted in www.cnv.gov.ar (section “Autopista de Información Financiera”) and in www.sec.gov.

(f) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008:

	As of March 31, 2009	As of December 31, 2008
Investments
Standard Bank S.A. (Note 15.c) (a)	$64	$4
Standard Bank S.A. (Note 15.d) (a)	4	—
Nortel (Note 15.d)	1	—

	$69	$4

Accounts receivable
TIM Celular S.A. (b)	$1	$2
Telecom Italia S.p.A. (b)	3	3

	$4	$5

Non-current investments
Nortel (Note 15.d)	$8	$6

	$8	$6

Current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$16	$12
Latin American Nautilus Argentina S.A. (b)	6	4
Telecom Italia S.p.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
Latin American Nautilus Ltd. (b)	—	3
TIM Celular S.A. (b)	—	1
Etec S.A. (b)	—	1
Italtel Argentina S.A. (b) (c)	—	37
Caja de Seguros S.A. (a)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1

	$27	$62

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$25	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1

	$28	$27

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

		Three-month periods ended March 31,
	Transaction description	2009	2008
Services rendered:
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	$6	$1
TIM Celular S.A. (b)	Roaming	3	4
Telecom Italia S.p.A. (b)	Roaming	3	2
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	1
Standard Bank (a)	Usage of fixed telephony	2	2
Standard Bank (a)	Interest	1	—
Nortel	Interest	1	—

Total services rendered		$16	$10

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(9)	(4)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(3)	(8)
Etec S.A. (b)	International outbound calls	(3)	(1)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(3)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(1)	—
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(3)	(2)
Caja de Seguros S.A. (a)	Insurance	(1)	(1)

Total services received		$(24)	$(19)

Purchases of fixed assets/intangible assets:
Telecom Italia S.p,A. (b)		$1	$—
Italtel Argentina S.A. (b) (c)		—	39
Telecom Italia Sparkle S.p.A. (b)		—	2

Total fixed assets and intangible assets		$1	$41

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	This company is no longer related party at December 2008.
(d)	This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(g) Dividends payable of Nucleo

As approved by the Shareholders’ Ordinary Meeting held on March 25, 2009, Nucleo approved a dividend payment in an amount in Guaranies equivalent to $36, corresponding $24 to Personal and $12 to the minority shareholders. On April 14, 2009, Nucleo paid the dividend in cash.

(h) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the BCBA’s Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”). The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger and the corresponding financial statements. It also approved the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

The Shareholders’ Meeting of Telecom dated April 28, 2009 which in its Agenda was to consider all the documents of the merger, was provisionally suspended by a resolution of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in e) above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	The Company	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments - Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

8 - Debt

8.1. Short-term and long-term debt

As of March 31, 2009 and December 31, 2008, the Company’s short-term and long-term debt comprises the following:

	As of March 31, 2009	As of December 31, 2008
Short-term debt:
- Principal:
Notes	$1,289	$1,255
Bank loans	75	89
Bank overdrafts	11	—

Subtotal	1,375	1,344
- Accrued interest	58	20
- Derivatives	22	—
- Effect on discounting of debt	(15)	(9)

Total short-term debt	$1,440	$1,355

Long-term debt:
- Principal:
Notes	$710	$688

Total long-term debt	$710	$688

Total debt	$2,150	$2,043

The following table segregates the Telecom Group’s debt by company as of March 31, 2009:

	Telecom	Personal	Nucleo	Consolidated as of March 31, 2009	Consolidated as of December 31, 2008
¿ Principal	1,289	710	86	2,085	2,032
¿ Accrued interest	39	17	2	58	20

Subtotal	1,328	727	88	2,143	2,052
¿ Derivatives	22	—	—	22	—
¿ Effect on discounting of debt	(15)	—	—	(15)	(9)

Total debt	1,335	727	88	2,150	2,043

¡ Short-term debt	1,335	17	88	1,440	1,355
¡ Long-term debt	—	710	—	710	688

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of March 31, 2009:

Series	Class	Nominal value (in million)	Outstanding nominal value (in million)	Outstanding debt	Interest rate (“Step- up”) (*)	Maturity date	Book value at March 31, 2009 (in million of $)					Fair value as of March 31, 2009
							Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 98	US$ 40	8.00%	Oct 2014	149	6	155	(2)	153		128
A-1	2	Euro 493	Euro 414	Euro 170	6.89%	Oct 2014	840	27	867	(9)	858		812

							989	33	1,022	(11)	1,011		940

Unlisted
A-2	1	US$ 7	US$ 7	US$ 3	8.00%	Oct 2014	11	—	11	—	11		10
A-2	2	Euro 41	Euro 41	Euro 17	6.89%	Oct 2014	83	3	86	(1)	85		80
A-2	3	Yen 12,328	Yen 12,328	Yen 5,074	3.69%	Oct 2014	191	3	194	(3)	191		180
A-2	4	$ 26	$ 26	(**)$ 15	3.42%	Oct 2014	15	—	15	—	15		14

							300	6	306	(4)	302	(***)	280

							1,289	39	1,328	(15)	1,313		1,224

(*)	Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.
(**)	The outstanding debt includes the CER adjustment.
(***)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

As from the issuance of the Notes through April 15, 2009, the Company has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011 and the 48.75% of the principal amortization payment scheduled to be paid on April 15, 2012. By means of this, since the issuance date of the notes, the Company has cancelled 62.32075% of Series A Notes and 100% of Series B Notes (issued by US$999 million). As of the date of issuance of these consolidated financial statements, the 37.67925% of the Series A outstanding nominal value, is still unpaid.

During the last quarter of 2008, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal amount of Euros 78,940,277 of Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding principal amount of Euros 32,491,818). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. Additional information is given in Note 16.

Measurement of the Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2008 financial statements, the Company has determined an “excess cash” of $109 (equivalent to US$ 32 million), which was paid on April 15, 2009.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Negative covenants

The terms and conditions of the Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

The Company is in compliance with all debt covenants.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

•	Claims by non-participant creditors

In October 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, in September 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

An alleged creditor, the Argo Fund, filed several actions against Telecom’s petition. All rulings were granted in favor of Telecom Argentina’s position. So, the final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

During the last quarter of 2008, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal amount of US$ 40,098,000 of Series 3 Medium Term Notes due 2010. During the first quarter of 2009, Personal acquired an aggregate principal amount of US$ 8,768,000 of Series 3 Medium Term Notes due 2010. All the Notes acquired were cancelled according with the terms and conditions of the respective Indentures. After these purchases, the Series 3 outstanding principal value amounts to US$ 191,134,000.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

The following table shows the outstanding series of Notes as of March 31, 2009:

Series	Nominal value (in millions)		Outstanding nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of March 31, 2009 (in million of $)				Fair value as of March 31, 2009
								Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$	240	US$	191	5	December 2010	9.25	711	17	(1)	727	702

Total								711	17	(1)	727	702

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

-	if at any time the Leverage Ratio (total outstanding indebtedness/consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Nucleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaranies)

The following table shows the outstanding loans and the main terms as of March 31, 2009:

Nominal value (in million of Guaranies)	Amortization term	Payment of interest	Book value (in million of $)
52,350	12 months	Quarterly	38
12,300	12 months	Monthly	9
12,000	6 months	Quarterly	9
12,000	5 months	Quarterly	9
14,500	4 months	Bimonthly	10

103,150			75

The annual average rate of these loans is 12% in Guaranies.

At March 31, 2009, Nucleo has bank overdrafts amounting to Guaranies 15,453 million (equivalent to $11).

9 - Shareholders’ equity

(a) Common stock

At March 31, 2009, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee for a two-year term.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 17,205 Class “C” shares belong to individual shareholders, 2,822 of which are blocked by different injunctions.

10. Income tax

As described in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of March 31, 2009 and December 31, 2008 consists of the following:

	As of March 31, 2009					As of December 31, 2008
	Telecom	Personal	Nucleo	Telecom USA	Total
Income tax provision	$314	$507	$9	$—	$830	$635
Credit on minimum presumed income tax	(261)	(5)	—	—	(266)	(235)
Payments in advance of income taxes	(12)	(111)	(8)	—	(131)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	5	—	—	—	5	—

Current Income tax payable	46	391	1	—	438	290
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	25	—	—	—	25	—
Non current net deferred tax liabilities (assets)	212	—	(2)	1	211	224

Non-current Income tax payable	237	—	(2)	1	236	224

Total Income tax liabilities (assets)	$283	$391	$(1)	$1	$674	$514

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2009						As of December 31, 2008
	Telecom		Personal	Nucleo	Telecom USA	Total
Tax loss carryforwards		$—	$1	$—	$—	$1	$2
Allowance for doubtful accounts		17	48	—	—	65	75
Provision for contingencies		108	31	—	—	139	155
Other deferred tax assets		85	10	—	—	95	113

Total deferred tax assets		210	90	—	—	300	345

Fixed assets		(40)	(51)	4	(1)	(88)	(108)
Inflation adjustments (i)		(381)	(15)	(2)	—	(398)	(416)
Purchase price allocation of Cubecorp’s fixed assets (ii)		—	—	—	—	—	(23)
Derivatives (iii)		(1)	(5)	—	—	(6)	(5)
Estimated cash dividends receivable from foreign companies		—	(7)	—	—	(7)	(5)

Total deferred tax (liabilities) assets		(422)	(78)	2	(1)	(499)	(557)

Subtotal deferred tax assets (liabilities)		(212)	12	2	(1)	(199)	(212)
- Valuation allowance		—	(12)	—	—	(12)	(12)

Net deferred tax (liabilities) assets as of March 31, 2009		$(212)	$—	$2	$(1)	$(211)

Net deferred tax (liabilities) assets as of December 31, 2008.	(iv)$	(219)	$(6)	$1	$—		$(224)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the acquisition of shares of Cubecorp and has no impact in the consolidated statement of income.
(iii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges and has no impact in the consolidated statement of income.
(iv)	Includes $(9) of net deferred tax liabilities incorporated from the merger with Cubecorp.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax benefit (expense) for the three-month periods ended March 31, 2009 and 2008 consists of the following:

	Three-month period ended March 31, 2009
	Telecom	Personal	Nucleo	Telecom USA	Total
Current tax expense	$(96)	$(117)	$(1)	$—	$(214)
Deferred tax benefit (expense)	6	8	1	(1)	14
Valuation allowance	—	(1)	—	—	(1)

Income tax expense	$(90)	$(110)	$—	$(1)	$(201)

	Three-month period ended March 31, 2008
	Telecom	Personal	Nucleo	Total
Current tax expense	$(48)	$(117)	$(4)	$(169)
Deferred tax expense	1	19	—	20

Income tax expense	$(47)	$(98)	$(4)	$(149)

Income tax benefit (expense) for the three-month periods ended March 31, 2009 and 2008 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$728	$7	$735
Non taxable items - Gain on equity investees	(202)	—	(202)
Non taxable items - Other	16	(6)	10

Subtotal	542	1	543
Statutory income tax rate	35%	( *)

Income tax expense at statutory tax rate	(189)	(1)	(190)
Change in deferred assets and liabilities	12	—	12
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	(20)	—	(20)
Additional income tax from cash dividends paid by foreign companies	(2)	—	(2)
Change in valuation allowance	(1)	—	(1)

Income tax expense as of March 31, 2009	$(200)	$(1)	$(201)

Pre-tax income on a separate return basis	$593	$23	$616
Non taxable items - Gain on equity investees	(190)	—	(190)
Non taxable items - Other	(3)	5	2

Subtotal	400	28	428
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(140)	(3)	(143)
Additional income tax from cash dividends paid by foreign companies	(5)	(1)	(6)

Income tax expense as of March 31, 2008	$(145)	$(4)	$(149)

(*)	The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 35%.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $1,085 as of March 31, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

✓	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2009, the Company has established reserves in an aggregate amount of $398 to cover potential losses under these claims ($78 for regulatory contingencies deducted from assets and $320 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2009, these restricted funds totaled $24 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1. Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought mainly by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 - which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 - be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought - relying upon the criterion upheld by the relevant Prosecutors in each case - pointing that such rule was valid and constitutional. However, and based on the judgment of the Supreme Court of Justice on this matter, the three Divisions of the Courts of Appeal struck the aforementioned Decree unconstitutional.

In order to support its rights, the Company filed appeals against those unfavorable decisions, and although said decisions have not yet been analyzed by the Supreme Court of Justice, it is to be noted that the abovementioned decision of the Supreme Court, when resolving on the similar case against Telefonica, has generated a judicial precedent which, to the opinion of the legal counsels of the Company, increases the probabilities that the Company has to affront these contingencies, notwithstanding the right of repetition that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay - licensee and/or National Government - and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of March 31, 2009, the management of the Company, with the aid of its legal counsels, has recorded allowances that estimates sufficient to insure the risks derived from these claims, having considered the legal antecedents available at the date of issuance of these consolidated financial statements.

2. Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law allows taxpayers to exempt infractions or past-due obligations arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i) AFIP’s claim for AFIP income taxes for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

(ii) AFIP’s claims for income taxes for fiscal years 1997 to 2000 challenging Telecom Argentina’s write-off of certain credits as bad debt expense.

Upon detailed analysis by a Regularization Regime, the Company decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

The Company’s compliance with the Regularization Regime generated a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $34 (nominal value), $4 of which is payable upon Telecom Argentina’s joining the Regime and the balance which is payable in 120 monthly installments at an annual interest rate of 9%). The Company has also recognized a debt for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value based on existing accounting standards and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding balancing entries have been made to the Income statement for the first quarter of 2009, classified under “Financial results, net - generated by liabilities”, “Other expenses, net,” and “Income taxes - current and deferred -” itemized by nature of the debt or cancellation.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of March 31, 2009, total claims in these labor lawsuits amounted to $8.

Tax matters

In December 2001, the AFIP assessed additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica have appealed this sentence before the corresponding Federal Chamber.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure,” suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index.

However, the Public Emergency Law and the reformation of the exchange regime, have had an analogous result to that proposed by the Precautionary Measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is now pending.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at March 31, 2009 and 2008.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the three-month periods ended March 31, 2009 and 2008, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the three-month period ended March 31, 2009

☐	Income statement information

	Voice, data and Internet (a)	Wireless			Total

		Personal	Nucleo	Subtotal
Services	972	1,596	91	1,687	2,659
Equipment sales	7	161	2	163	170

Net sales	979	1,757	93	1,850	2,829
Salaries and social security	(246)	(63)	(8)	(71)	(317)
Taxes	(59)	(165)	(4)	(169)	(228)
Maintenance, materials and supplies	(94)	(36)	(6)	(42)	(136)
Bad debt expense	(13)	(26)	—	(26)	(39)
Interconnection costs	(43)	—	—	—	(43)
Cost of international outbound calls	(47)	—	—	—	(47)
Lease of circuits	(20)	(18)	(5)	(23)	(43)
Fees for services	(47)	(57)	(2)	(59)	(106)
Advertising	(28)	(45)	(5)	(50)	(78)
Agent commissions and distribution of prepaid cards commissions	(8)	(183)	(8)	(191)	(199)
Other commissions	(13)	(27)	(1)	(28)	(41)
Roaming	—	(49)	(2)	(51)	(51)
Charges for TLRD	—	(169)	(12)	(181)	(181)
Cost of sales	(9)	(251)	(3)	(254)	(263)
Others	(74)	(60)	(6)	(66)	(140)

Operating income before depreciation and amortization	278	608	31	639	917
Depreciation of fixed assets and amortization of intangible assets	(189)	(84)	(19)	(103)	(292)

Operating income	89	524	12	536	625
Financial results, net	(50)	(36)	(8)	(44)	(94)
Other income (expenses), net	20	(20)	—	(20)	—

Net income before income tax and noncontrolling interest	59	468	4	472	531
Income tax expense, net	(91)	(110)	—	(110)	(201)
Noncontrolling interest	—	—	(1)	(1)	(1)

Net (loss) income	(32)	358	3	361	329

(a) Includes net sales of $10, operating income before depreciation of $3, operating profit of $2 and net income of $2 corresponding to Telecom USA.

☐ Balance sheet information

Fixed assets, net	4,003	1,802	361	2,163	6,166
Intangible assets, net	168	597	1	598	766
Capital expenditures (without ARO and debt issue costs)	172	105	5	110	282
Depreciation of fixed assets	(185)	(83)	(19)	(102)	(287)
Amortization of intangible assets (without debt issue costs)	(4)	(1)	—	(1)	(5)
Net financial debt	(564)	103	(86)	17	(547)

☐ Cash flow information

Cash flows provided by operating activities	389	446	20	466	855

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(229)	(137)	(14)	(151)	(380)
Decrease (increase) in investments not considered as cash and cash equivalents and other	1	(2)	—	(2)	(1)

Total cash flows used in investing activities	(228)	(139)	(14)	(153)	(381)

Cash flows from financing activities:
Debt proceeds	—	—	22	22	22
Payment of debt	—	(31)	(29)	(60)	(60)
Payment of interest and debt-related expenses	(12)	—	(3)	(3)	(15)

Total cash flows used in financing activities	(12)	(31)	(10)	(41)	(53)

Increase (decrease) in cash and cash equivalents	149	276	(4)	272	421
Cash and cash equivalents at the beginning of the year	45	763	94	857	902

Cash and cash equivalents at period end	194	1,039	90	1,129	1,323

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the three-month period ended March 31, 2008

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Nucleo	Subtotal
Services	850	1.361	105	1,466	2,316
Equipment sales	13	149	2	151	164

Net sales	863	1,510	107	1,617	2,480
Salaries and social security	(207)	(55)	(8)	(63)	(270)
Taxes	(60)	(136)	(3)	(139)	(199)
Maintenance, materials and supplies	(79)	(35)	(5)	(40)	(119)
Bad debt expense	1	(12)	(1)	(13)	(12)
Interconnection costs	(39)	—	—	—	(39)
Cost of international outbound calls	(33)	—	—	—	(33)
Lease of circuits	(15)	(9)	(5)	(14)	(29)
Fees for services	(42)	(43)	(3)	(46)	(88)
Advertising	(13)	(53)	(7)	(60)	(73)
Agent commissions and distribution of prepaid cards commissions	(8)	(156)	(9)	(165)	(173)
Other commissions	(13)	(24)	—	(24)	(37)
Roaming	—	(47)	(1)	(48)	(48)
Charges for TLRD	—	(157)	(14)	(171)	(171)
Cost of sales	(12)	(187)	(2)	(189)	(201)
Others	(55)	(44)	(10)	(54)	(109)

Operating income before depreciation and amortization	288	552	39	591	879
Depreciation of fixed assets and amortization of intangible assets	(192)	(131)	(22)	(153)	(345)

Operating income	96	421	17	438	534
Financial results, net	(47)	(22)	9	(13)	(60)
Other expenses, net	(35)	(12)	—	(12)	(47)

Net income before income tax and noncontrolling interest	14	387	26	413	427
Income tax expense, net	(47)	(98)	(4)	(102)	(149)
Noncontrolling interest	—	—	(6)	(6)	(6)

Net (loss) income	(33)	289	16	305	272

(a) Includes net sales of $10, operating income before depreciation of $3, operating profit of $2 and net income of $2 corresponding to Telecom USA. ☐ Balance sheet information
Fixed assets, net	3,885	1,441	379	1,820	5,705
Intangible assets, net	149	604	—	604	753
Capital expenditures (without ARO and debt issue costs)	168	81	30	111	279
Depreciation of fixed assets	(188)	(130)	(22)	(152)	(340)
Amortization of intangible assets (without debt issue costs)	(4)	(1)	—	(1)	(5)
Net financial debt	(1,019)	(578)	(22)	(600)	(1,619)
☐ Cash flow information
Cash flows provided by operating activities	390	402	25	427	817

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(112)	(20)	(132)	(340)
Decrease in investments not considered as cash and cash equivalents and other	537	—	—	—	537

Total cash flows used in investing activities	329	(112)	(20)	(132)	197

Cash flows from financing activities:
Debt proceeds	—	—	7	7	7
Payment of debt	—	(37)	(21)	(58)	(58)
Payment of interest and debt-related expenses	—	(3)	(1)	(4)	(4)

Total cash flows used in financing activities	—	(40)	(15)	(55)	(55)

Increase (decrease) in cash and cash equivalents	719	250	(10)	240	959
Cash and cash equivalents at the beginning of the year	147	246	65	311	458

Cash and cash equivalents at period end	866	496	55	551	1,417

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Unconsolidated information (continued)

Balance sheets:

	As of March 31, 2009	As of December 31, 2008
ASSETS
Current Assets
Cash and banks	$29	$19
Investments	699	552
Accounts receivable, net	518	487
Other receivables, net	850	77
Other assets, net	6	6

Total current assets	2,102	1,141

Non-Current Assets
Other receivables, net	39	55
Investments (i)	1,172	1,825
Fixed assets, net	3,989	3,898
Intangible assets, net	168	171
Other assets, net	3	3

Total non-current assets	5,371	5,952

TOTAL ASSETS	$7,473	$7,093

LIABILITIES
Current Liabilities
Accounts payable	$750	$813
Debt	1,335	1,263
Salaries and social security payable	180	195
Taxes payable	108	59
Other liabilities	37	36
Contingencies	22	25

Total current liabilities	2,432	2,391

Non-Current Liabilities
Accounts payable	28	27
Salaries and social security payable	79	82
Taxes payable	240	212
Other liabilities	132	116
Contingencies	209	245

Total non-current liabilities	688	682

TOTAL LIABILITIES	$3,120	$3,073

SHAREHOLDERS’ EQUITY	$4,353	$4,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,473	$7,093

(i)	Includes $1,171 and $1,824 as of March 31, 2009 and December 31, 2008, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of March 31, 2009, includes $1,167 and $4, corresponding to Personal and Telecom USA, respectively. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom USA, respectively.

Statements of income:

	Three-month periods ended March 31,
	2009	2008
Net sales	$1,142	$996
Cost of services	(604)	(535)

Gross profit	538	461
General and administrative expenses	(63)	(51)
Selling expenses	(227)	(183)

Operating income	248	227
Gain on equity investees (i)	201	173
Financial results, net	(50)	(46)
Other expenses, net	20	(35)

Net income before income tax	419	319
Income tax expense	(90)	(47)

Net income	$329	$272

(i)	The gain on equity investees includes:

	Three-month periods ended March 31,
	2009	2008
Personal	$201	$172
Telecom USA	—	1

Total	$201	$173

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Unconsolidated information (continued)

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2009	2008
Cash flows provided by operating activities	$389	$391

Cash flows from investing activities
Acquisition of fixed and intangible assets	(228)	(208)
Dividends received	—	220
Decrease in investments not considered as cash and cash equivalents and other concepts	3	548

Total cash flows provided by (used in) investing activities	(225)	560

Payment of interest and debt-related expenses	(12)	—

Cash flows used in financing activities	(12)	—

Increase in cash and cash equivalents	152	951
Cash and cash equivalents at the beginning of year	348	221

Cash and cash equivalents at period end	$500	$1,172

14. Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of total equity and net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Three-month periods ended March 31,
	2009	2008
Reconciliation of net income:
Total net income under Argentine GAAP	$329	$272
US GAAP adjustments:
Depreciation of foreign currency exchange differences (a.2)	4	19
Fair value option for Notes of Telecom Argentina (b)	(164)	(13)
Other adjustments (c)	(5)	(2)
Tax effects on US GAAP adjustments (d)	58	(1)
Noncontrolling interest (e)	1	6

Net income under US GAAP	$223	$281

	As of March 31, 2009	As of December 31, 2008

Reconciliation of total equity:
Total total equity under Argentine GAAP	$4,353	$4,020
US GAAP adjustments:
Capitalization of foreign currency exchange differences (a.1)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (a.2)	721	717
Fair value option for Notes of Telecom Argentina (b)	89	253
Other adjustments (c)	(17)	(12)
Tax effects on US GAAP adjustments (d)	(3)	(61)
Noncontrolling interest (e)	72	81

Total equity under US GAAP	$4,431	$4,214

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

	Three-month periods ended March 31,
	2009	2008
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$4,214	$2,594
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	—	408
Other comprehensive income	4	75
Noncontrolling interest variation	(10)	16
Net income under US GAAP	223	281

Total equity as of the end of the period	$4,431	$3,374

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i) - (ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)

Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Capitalization of foreign currency exchange differences

a.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

a.2) This adjustment represents the effect on depreciation for the three-month periods ended March 31, 2009 and 2008, and the accumulated depreciation at period/year-end, of the adjustment described in a.1) above.

b) Fair value option for Notes of Telecom Argentina

The Company adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities - Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and following provisions of SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms. Management of the Company believed that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the adoption of SFAS 159, the Company reversed the associated debt issuance costs previously capitalized.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

The adjustment under US GAAP, net of tax effect, at the adoption date was $408 and was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the three-month periods ended March 31, 2009 and 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of net income:

	Three-month periods ended March 31,
	2009	2008
Loss on change in fair value of Telecom Notes	$(165)	$(16)
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	1	3

Total US GAAP reconciling item for fair value option	$(164)	$(13)

Included in the reconciliation of Total equity:
	As of March 31, 2009	As of December 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,313	$1,263
Fair value of Telecom Argentina Notes (b)	1,224	1,009

Difference between book value and fair value of Telecom Argentina Notes (a) - (b)	89	254
Reversal of net carrying value of Telecom Argentina debt issuance costs	—	(1)

Total US GAAP reconciling item for fair value option	$89	$253

c) Other adjustments

The US GAAP reconciling items included under “Other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income:

	Three-month periods ended March 31,
	2009	2008
Inventories	$—	$(2)
Present-value accounting	(5)	—

Total other adjustments (c)	$(5)	$(2)

Included in the reconciliation of Total equity:
	As of March 31,	As of December 31,
	2009	2008
Inventories	$(8)	$(8)
Present-value accounting	(7)	(2)
Fixed assets held for sale	(2)	(2)

Total other adjustments (c)	$(17)	$(12)

- Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

- Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No. 144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the periods presented represents the higher depreciation of such assets held and used under US GAAP as of each period/year-end.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

d) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

e) Noncontrolling interest

The Company adopted in January 2009, the SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of SFAS No.160, a reconciling item for the Noncontrolling interest was included in the total equity and net income under US GAAP and, additionally, the adjustment included until December 31, 2008 for the effect of Noncontrolling interest on the US GAAP adjustments was eliminated.

Net income under US GAAP for each period presented and total equity under US GAAP as of each period/year-end are comprised as follows:

Net income under US GAAP

	Three-month periods ended March 31,
	2009	2008
Net Income under US GAAP attributable to Telecom Argentina	222	275
Net Income under US GAAP attributable to Noncontrolling Interest	1	6

Net income under US GAAP	$223	$281

Total equity under US GAAP

	As of March 31, 2009	As of December 31, 2008
Total Telecom Argentina Shareholders’ equity under US GAAP	4,359	4,133
Noncontrolling Interest under US GAAP	72	81

Total equity under US GAAP	$4,431	$4,214

Changes in Noncontrolling interest under US GAAP for each period presented are comprised as follows: Description of Changes in Noncontrolling Interest under US GAAP
	Three-month periods ended March 31,
	2009	2008
Noncontrolling Interest as of the beginning of the year	$81	$56
Dividends	(12)	(20)
Noncontrolling interest’s foreign currency translation adjustments	2	36
Net income under US GAAP	1	6

Noncontrolling Interest as of the end of the period	$72	$78

f) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of total equity.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”) requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Nucleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in SFAS No.52, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of total equity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

Based on significant changes in the economic facts and circumstances affecting the operations of Nucleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from the year 2008, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Nucleo changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year. As the change resulted in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects income and total equity.

g) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees. However, under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

h) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

i) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

j) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157. The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No.157 did not have any impact on the Company’s current financial position nor results of operations.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No.157-4, “Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly”. This FSP provides additional guidance for estimating fair value in accordance with SFAS No.157, when the volume and level of activity for assets or liabilities have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No.157-4 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No.115-2 and No.124-2, “Recognition and presentation of other-than-temporary impairments” (“FSP SFAS No.115-2 and No.124-2”). This FSP amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities in the financial statements. FSP SFAS No. 115-2 and No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No.115-2 and No.124-2 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No.107-1 and APB No.28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS No.107-1 and APB No.28-1”). This FSP amends SFAS No.107 “Disclosures about fair value of financial instruments”, requiring disclosures about fair value of financial instruments for interim reporting periods of public companies as well as in annual financial statements. The FSP also amends APB Opinion No.28 “Interim Financial Reporting”, requiring those disclosures in summarized financial information at interim reporting periods. FSP SFAS No.107-1 and APB No.28-1 is effective for interim reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of SFAS No.107-1 and APB No.28-1 will have on the Company’s financial position and results of operations.

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	124		—	1	—	—	125
Building	1,541		—	—	2	(5)	1,538
Tower and pole	416		—	1	7	—	424
Transmission equipment	4,532		4	4	48	(10)	4,578
Wireless network access	1,707		—	1	41	(4)	1,745
Switching equipment	4,489		1	5	22	—	4,517
Power equipment	658		—	—	35	—	693
External wiring	6,366		—	—	45	—	6,411
Computer equipment	3,756		—	3	70	—	3,829
Telephony equipment and instruments	891		—	2	—	—	893
Equipment lent to customers at no cost	165		9	2	1	(4)	173
Vehicles	158		—	—	—	(2)	156
Furniture	84		—	—	—	—	84
Installations	377		—	—	(14)	—	363
Improvements in third parties buildings	117		—	—	2	—	119
Work in progress	632		220	1	(256)	—	597

Subtotal	26,013	(a)	234	20	3	(25)	26,245
Asset retirement obligations	37		—	—	—	—	37
Advances to suppliers	19		—	—	—	—	19
Materials	212	(b)	48	1	(3)	(23)	235

Total as of March 31, 2009	26,281		282	21	—	(48)	26,536

Total as of March 31, 2008	24,778		277	146	—	(30)	25,171

	Depreciation							Net carrying value as of March 31, 2009	Net carrying value as of December 31, 2008
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—		—	—	—	—	125	124
Building	(890)	4 - 10		(9)	—	4	(895)	643	651
Tower and pole	(287)	5 - 8		(6)	—	—	(293)	131	129
Transmission equipment	(3,746)	11 - 14		(42)	(2)	10	(3,780)	798	786
Wireless network access	(1,250)	11 - 14		(26)	—	4	(1,272)	473	457
Switching equipment	(3,890)	11 - 15		(43)	(3)	—	(3,936)	581	599
Power equipment	(534)	10 - 11		(9)	—	(1)	(544)	149	124
External wiring	(5,007)	6		(66)	—	—	(5,073)	1,338	1,359
Computer equipment	(2,960)	18 - 22		(62)	(2)	—	(3,024)	805	796
Telephony equipment and instruments	(848)	11 - 18		(2)	(2)	—	(852)	41	43
Equipment lent to customers at no cost	(128)	50		(11)	(3)	4	(138)	35	37
Vehicles	(92)	20		(5)	(1)	2	(96)	60	66
Furniture	(70)	10		(1)	—	—	(71)	13	14
Installations	(267)	8 - 25		(3)	—	1	(269)	94	110
Improvements in third parties buildings	(80)	3		(2)	—	—	(82)	37	37
Work in progress				—	—	—	—	597	632

Subtotal	(20,049)			(287)	(13)	24	(20,325)	5,920	5,964
Asset retirement obligations	(25)	16 - 21		—	—	—	(25)	12	12
Advances to suppliers	—			—	—	—	—	19	19
Materials	—			—	—	—	—	235	212

Total as of March 31, 2009	(20,074)		(c)	(287)	(13)	24	(20,350)	6,186	6,207

Total as of March 31, 2008	(19,020)		(c)	(340)	(92)	6	(19,446)	5,725

(a)	Includes $3 in Transmission equipment, $7 in Equipment lent to customers at no cost and $20 in Work in progress, transferred from materials.
(b)	Net of $30 transferred to fixed assets.
(c)	Includes $(4) and $(19), in March 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	450	—	1	—	451
Debt issue costs	37	—	—	—	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	240	—	4	—	244
Rights of use	204	—	—	—	204
Exclusivity agreements	54	—	—	—	54
Customer relationship	2	—	—	—	2

Total as of March 31, 2009	1,645	—	5	—	1,650

Total as of March 31, 2008	1,570	2	43	—	1,615

	Amortization					Net carrying value as of March 31, 2009	Net carrying value as of December 31, 2008
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(447)	(1)	(1)	—	(449)	2	3
Debt issue costs	(32)	(1)	—	—	(33)	4	5
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)	—	(4)	—	(243)	1	1
Rights of use	(57)	(3)	—	—	(60)	144	147
Exclusivity agreements	(28)	(1)	—	—	(29)	25	26
Customer relationship	—	—	—	—	—	2	2

Total as of March 31, 2009	(873)	(a) (6)	(5)	—	(884)	766	772

Total as of March 31, 2008	(810)	(b) (9)	(43)	—	(862)	753

a)	An amount of $(4) is included in cost of services, $(1) in selling expenses and $(1) in financial results, net.
b)	An amount of $(3) is included in cost of services, $(2) in selling expenses and $(4) in financial results, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of March 31, 2009	Cost value as of March 31, 2009	Book value as of March 31, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Government bonds
Germany Government bonds (i)	€1	44,500,000	228	228	228	223

Total government bonds			228	228	228	223

Mutual funds
Superahorro$ Clase B	$0.28	357,196,939	101	101	101	65
Optimun CDB $ Clase B	$1.89	7,395,028	14	14	14	27
Fima $	$1.25	38,383,389	48	47	48	52

Total mutual funds			163	162	163	144

Related parties - Mutual funds
Alpha $ Clase A	$1.27	50,523,841	64	64	64	4

Total related parties			64	64	64	4

Total current investments			455	454	455	371

(i)	The Company has classified these securities as held-to-maturity as management has the intent and ability to hold them to maturity (September 2009).

(d) Current investments

	Cost as of March 31, 2009	Book value as of
		March 31, 2009	December 31, 2008
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$601	$601	$611
In Argentine pesos	449	452	107
In Argentine pesos - Related parties	4	4	—

	$1,054	$1,057	$718

With an original maturity of more than three months
In foreign currency	$1	$1	$—

	$1	$1	$—

Total current investments	$1,055	$1,058	$718

NON-CURRENT INVESTMENTS
In Argentine pesos - Related parties	$7	$7	$6
In foreign currency - Related parties	1	1	—

Total non-current investments	$8	$8	$6

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	39	—	(21)	154
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	—	(9)	2
Allowance for obsolescence of inventories	16	3	—	(2)	17

Total deducted from current assets	176	42	—	(32)	186

Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	—	—	1
Valuation allowance of net deferred tax assets (a)	12	1	—	(1)	12
Regulatory contingencies	75	1	—	—	76
Allowance for doubtful accounts and other assets	20	1	—	—	21
Write-off of materials	19	1	—	—	20

Total deducted from non-current assets	127	4	—	(1)	130

Total deducted from assets	303	(b) 46	—	(33)	316

Included under current liabilities
Provision for contingencies	36	—	18	(20)	34

Total included under current liabilities	36	—	18	(20)	34

Included under non-current liabilities
Provision for contingencies	319	(15)	(18)	—	286

Total included under non-current liabilities	319	(c) (15)	(18)	—	286

Total included under liabilities	355	(15)	—	(20)	320

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $39 in selling expenses, $6 in other expenses, net and $1 in income tax.
(c)	Includes $(36) and $21 in other expenses, net.

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	12	—	(13)	125
Allowance for doubtful accounts and other assets	11	—	—	—	11
Regulatory contingencies	12	—	(1)	—	11
Allowance for obsolescence of inventories	18	—	—	(3)	15

Total deducted from current assets	167	12	(1)	(16)	162

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	106	—	—	—	106
Regulatory contingencies	64	5	1	—	70
Allowance for doubtful accounts and other assets	17	1	—	—	18
Write-off of materials	20	—	—	—	20

Total deducted from non-current assets	207	6	1	—	214

Total deducted from assets	374	(d) 18	—	(16)	376

Included under current liabilities
Provision for contingencies	49	—	4	(9)	44

Total included under current liabilities	49	—	4	(9)	44

Included under non-current liabilities
Provision for contingencies	243	21	(4)	—	260

Total included under non-current liabilities	243	21	(4)	—	260

Total included under liabilities	292	(e) 21	—	(9)	304

(d)	Includes $12 in selling expenses and $6 in other expenses, net.
(e)	Included in other expenses, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Three-month periods ended March 31,
	2009	2008
Inventory balance at the beginning of the year	$267	$175
Plus:
Purchases	217	234
Holding results on inventories	12	(7)
Wireless handsets lent to customers at no cost (a)	(2)	(1)
Replacements	(5)	—
Foreign currency translation adjustments in inventory	1	—
Cost of services (Note 15.h)	1,185	1,113
Less:
Inventory balance at period end	(236)	(212)

COST OF SERVICES	$1,439	$1,302

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Three-month periods ended March 31,
	2009	2008
Services
Net sales	$2,659	$2,316
Cost of sales	(1,176)	(1,101)

Gross profit from services	$1,483	$1,215

Handsets
Net sales	$163	$151
Cost of sales	(254)	(189)

Gross loss from handsets	$(91)	$(38)

Voice, Internet and data equipment
Net sales	$7	$13
Cost of sales	(9)	(12)

Gross profit (loss) from voice, Internet and data equipment	$(2)	$1

TOTAL GROSS PROFIT	$1,390	$1,178

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of March 31, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	2,027	0.0007277	$2	$4
Bank accounts	US$	3	3.72000	13	5
	EURO	1	4.92750	3	—
Investments
Time deposits	US$	77	3.72000	287	307
	EURO	64	4.92750	314	304
Government bonds	EURO	46	4.92750	228	223
Accounts receivable
	US$	18	3.72000	66	87
	SDR	1	5.56166	7	5
	G	22,178	0.0007277	16	17
Related parties	US$	1	3.72000	4	5
Other receivables
Prepaid expenses	US	$ 6	3.72000	22	10
	G	12,947	0.0007277	9	2
Swap contracts collateral	US$	4	3.72000	13	—
Others	US$	4	3.72000	15	20
	G	2,109	0.0007277	2	1
Non-current assets
Other receivables
Others	US$	2	3.72000	8	8
	G	418	—	1	1
Investments
Related parties	US$	—	3.72000	1	—

Total assets				$1,011	$999

Current liabilities
Accounts payable
Suppliers	US$	205	3.72000	$761	$784
	G	23,574	0.0007277	18	18
	EURO	7	4.92750	35	42
Deferred revenues	G	7,303	0.0007277	5	7
Related parties	US$	4	3.72000	15	18
	EURO	1	4.92750	3	—
Debt
Notes - Principal	US$	43	3.72000	160	150
	EURO	187	4.92750	923	897
		¥5,074	0.037545	191	193
Banks loans and others - Principal	US$	—	—	—	5
	G	103,150	0.0007277	75	84
Accrued interest	US$	6	3.72000	23	3
	EURO	6	4.92750	30	13
		¥86	0.037545	3	2
	G	1,791	0.0007277	2	2
Bank overdrafts	G	15,453	0.0007277	11	—
Derivatives	US$	6	3.72000	22	—
Gain on discounting of debt	US$	—	3.72000	(2)	(1)
	EURO	(2)	4.92750	(10)	(6)
		¥(78)	0.037545	(3)	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,262	0.0007277	2	1
Taxes payable
Income tax	G	959	0.0007277	1	—
VAT	G	848	0.0007277	1	—
Dividends payable	G	15,980	0.0007277	12	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.72000	11	10
Non-current liabilities
Accounts payable
Related parties	US$	7	3.72000	28	27
Debt
Notes - Principal	US$	191	3.72000	710	688
Taxes payable
Deferred tax liabilities (assets)	G	(3,849)	0.0007277	(2)	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	25	3.72000	90	86
Others	US$	1	3.72000	2	2

Total liabilities				$ 3,117	$3,022

(i)	US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR = Special Drawing Rights.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Three-month period ended March 31, 2009
	Cost of services	General and administrative	Selling
Salaries and social security	$146	$47	$128	$321
Recoverable costs	(2)	—	(1)	(3)
Capitalized costs	—	(1)	—	(1)
Depreciation of fixed assets	251	8	28	287
Amortization of intangible assets	4	—	1	5
Taxes	87	3	16	106
Turnover tax	122	—	—	122
Maintenance, materials and supplies	110	8	18	136
Bad debt expense	—	—	39	39
Interconnection costs	43	—	—	43
Cost of international outbound calls	47	—	—	47
Lease of circuits	43	—	—	43
Fees for services	21	19	66	106
Advertising	—	—	78	78
Agent commissions and distribution of prepaid cards commissions	—	—	199	199
Other commissions	—	—	41	41
Roaming	51	—	—	51
Charges for TLRD	181	—	—	181
Cost of voice, Internet and data equipment sales	9	—	—	9
Cost of directories publishing	3	—	—	3
Transportation, freight and travel expenses	5	2	46	53
Insurance	1	1	1	3
Energy, water and others	11	2	4	17
Rental expense	13	5	7	25
International and satellite connectivity	19	—	—	19
Others	20	—	—	20

Total	$1,185	$94	$671	$1,950

	Expenses			Three-month period ended March 31, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$124	$45	$110	$279
Recoverable costs	(3)	—	(2)	(5)
Capitalized costs	—	(4)	—	(4)
Depreciation of fixed assets	308	7	25	340
Amortization of intangible assets	3	—	2	5
Taxes	75	2	19	96
Turnover tax	103	—	—	103
Maintenance, materials and supplies	96	5	18	119
Bad debt expense	—	—	12	12
Interconnection costs	39	—	—	39
Cost of international outbound calls	33	—	—	33
Lease of circuits	29	—	—	29
Fees for services	18	18	52	88
Advertising	—	—	73	73
Agent commissions and distribution of prepaid cards commissions	—	—	173	173
Other commissions	—	—	37	37
Roaming	48	—	—	48
Charges for TLRD	171	—	—	171
Cost of voice, Internet and data equipment sales	12	—	—	12
Cost of directories publishing	3	—	—	3
Transportation, freight and travel expenses	5	3	27	35
Insurance	—	1	1	2
Energy, water and others	14	2	3	19
Rental expense	11	4	6	21
International and satellite connectivity	11	—	—	11
Others	13	1	4	18

Total	$1,113	$84	$560	$1,757

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Dividends payable	Other liabilities
Total due	—	328		—	(a)	39	—		—	—	—	—

Not due
Second quarter 2009	1,285	647		213		1,541	237		140	694	12	25
Third quarter 2009	228	—		20		17	19		19	1	—	11
Fourth quarter 2009	—	—		18		4	1,165		22	1	—	9
First quarter 2010	—	—		15		2	19		37	42	—	9
April 2010 thru March 2011	8	—		48		7	710		21	3	—	26
April 2011 thru March 2012	—	—		8		21	—		17	3	—	12
April 2012 and thereafter	—	—		8		—	—		42	19	—	87
Not date due established	1	—		—		—	—		—	211	—	37

Total not due	1,522	647		330		1,592	2,150		298	974	12	216

Total as of March 31, 2009	1,522	975		330		1,631	2,150		298	974	12	216

Balances bearing interest	1,521	327		—		—	2,150		—	30	—	13
Balances not bearing interest	1	648		330		1,631	—		298	944	12	203

Total	1,522	975		330		1,631	2,150		298	974	12	216

Average annual interest rate (%)	5.54	(b	)	—		—	(c	)	—	—	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $21 has been cancelled.
(b)	$46 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $141 bear 50% over the Banco Nación Argentina notes payable discount rate and $141 bear 28.50%.
(c)	See Note 8.

16. Subsequent events

¿ Acquisition of Springville S.A.

In April 2009, Personal acquired the shares of the Uruguayan company Springville S.A. for an amount of Uruguayan Pesos 237,180, equivalent to US$ 9,892.

¿ Purchase of Notes

In April 2009, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring a nominal principal amount of Euros 18,500,000 of Series A Euro Notes (equivalent to an outstanding principal amount of Euros 6,970,661), amounting to approximately $33. After these purchases, the nominal principal value amounts to Euros 395,575,550 (equivalent to an outstanding principal amount of Euros 149,049,900).

¿ Nucleo’s new loans

In April 2009, Nucleo has entered into a two-year term loan for a total amount of Guaranies 11,600 million (equivalent to $8) with a semi-annual maturity date and a payment of accrued interests that shall be made quarterly and also entered into a one-year term loan for a total amount of Guaranies 46,000 million (equivalent to $33). Additionally, Nucleo has renewed a bank loan for a total amount of Guaranies 24,200 million (equivalent to $18) with a maturity date of two years and a payment of accrued interests that shall be made quarterly and also has renewed a bullet loan with two-month installment for a total amount of Guaranies 15,400 million (equivalent to $11).

¿ NDF contracts to purchase foreign currency at fixed rate for Notes

In April 2009, the Company entered into a contract to purchase a total amount of US$ 10 million for a fixed forward price of Argentine peso 4.069 per US dollar maturing October 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of March 31, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three month periods ended March 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2008 and 2007 on which we issued our unqualified report dated March 6, 2009, we report that:

a)	the consolidated financial statements of Telecom as of March 31, 2009 and 2008, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina (“Argentine GAAP”), as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2008.

4.	Argentine GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and the Comisión Nacional de Valores;

b)	the financial statements of Telecom at March 31, 2009 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2009, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $22,721,909.01, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 7, 2009.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Carlos N. Martínez

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF MARCH 31, 2009

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a Net income of $329 during the first quarter of fiscal year 2009 ended March 31, 2009 (“1Q09”) or +21% when compared to the same period of the previous year (“1Q08”).

Moreover, Operating profit increased by 17% (+$91 vs. 1Q08) to $625.

	Three-month periods ended March 31,
	2009	2008
Net sales	2,829	2,480
Cost of services	(1,439)	(1,302)

Gross profit	1,390	1,178
General and administrative expenses	(94)	(84)
Selling expenses	(671)	(560)

Operating income	625	534
Financial results, net	(94)	(60)
Other expenses, net	—	(47)

Net income before income tax and noncontrolling interest	531	427
Income tax expense, net	(201)	(149)
Noncontrolling interest	(1)	(6)

Net income	329	272

Net income per share (in pesos)	0.33	0.28

2. Company activities

¡	Net sales

During 1Q09, consolidated net revenues increased by 14% (+$349 vs. 1Q08) to $2,829, mainly fueled by the cellular and Broadband businesses.

	Three-month periods ended March 31,
	2009	2008
Voice	684	651
Internet	235	158
Data transmission	60	54

Voice, data and Internet	979	863
Wireless - Personal	1,757	1,510
Wireless - Nucleo	93	107

Total net sales	2,829	2,480

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During 1Q09, revenues generated by these services amounted to $979, +13% vs. 1Q08, where Internet revenues have grown the most in relative terms (+49% vs. 1Q08).

➢	Voice

Total revenues for this service reached $684 in 1Q09 (+5% vs. 1Q08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by $11, or 6% vs. 1Q08, to $207, as a consequence of a higher number of lines in service (+2%), which reached more than 4.3 million lines, and 14% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $307, an increase of 5% vs. 1Q08, as a consequence of a slight decrease in volume in local traffic (-6% vs. 1Q08) and in national long distance traffic (-5% vs. 1Q08) affected by the mobile substitution. Otherwise, international traffic continued growing (+3% vs. 1Q08).

Interconnection revenues amounted to $109 (+16% vs. 1Q08), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues reached $61 (-10% vs. 1Q08). This evolution is principally the consequence of a decrease in Public Telephony revenues (-$8 or -31% vs. 1Q08).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data transmission and Internet

Data transmission revenues amounted to $60 (+11% vs. 1Q08), generated by the offering of new solutions to the corporate market geared towards addressing internal necessities related to infrastructure. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting).

Revenues related to Internet reached $235 (+$77 or 49% vs. 1Q08), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

As of March 31, 2009, Telecom reached 1.1 million ADSL customers (+27% vs. 1Q08). Lines with these types of connections represent approximately 25% of Telecom’s fixed-lines in service.

Data Transmission and Internet both increased their contribution to net consolidated revenues reaching 10% participation and representing 30% of the fixed telephony segment revenues.

Cellular Telephony

During the quarter, clients have significantly increased reaching 15 million subscribers as of the end of March 2009 representing an increase of 0.6 million since December 2008 and 2.4 million since March 2008. During 1Q09, net revenues reached $1,850 (+14% vs. 1Q08).

➢	Personal in Argentina

As of the end of March 2009, Personal reached 13.2 million subscribers in Argentina (+2.3 million, or +21% vs. 1Q08) that allowed the company to enhance its market position and strengthens its potential for future revenues growth. The strong increase in net additions (+0.6 million subscribers since December 2008) was sustained (vs. +0.2 million net additions in 1Q08).

Approximately 67% of the overall subscriber base is prepaid and 33% is postpaid (including “cuentas claras” plans).

Revenues totaled $1,757 (+$247 or +16% vs. 1Q08), sustained by the increase in overall voice traffic minutes by 22% vs. 1Q08 and in value-added services (VAS). The VAS increased 28% vs. 1Q08 and represented 31% of service revenues that reached $1,596 (17% vs. 1Q08). In particular, SMS traffic rose to a monthly average of 990 million messages in 1Q08 to 2,470 million (+149% vs. 1Q08) preserving service quality levels.

As a consequence of traffic and the higher usage of value-added services, the Average Monthly Revenue per User (“ARPU”) was stable around $40 pesos in 1Q09, the same level as 1Q08.

Personal’s contribution to consolidated margins has improved since 1Q08 despite its commercial activity centered in the expansion of its subscriber base and the retention efforts to the high-value segment.

Furthermore, the first Mobile WI-FI service with 3G technology was launched, as well as together with Microsoft and Gemalto, the SIM Messenger, allowing clients the access to Windows Live Messenger from their handsets, independently of which mobile device or plan they have. All these actions were focused on the strategy of enabling services to leverage the increase in VAS.

➢	Personal in Paraguay

By the end of March 2009, Nucleo’s subscriber base reached approximately 1.8 million customers (+8% vs. 1Q08). Prepaid and Postpaid customers represented 90% and 10%, respectively.

Personal’s controlled subsidiary generated revenues equivalent to $93 during 1Q09 (-13% vs. 1Q08).

The global crisis affected the Paraguayan economy, where the lower level of activity and depreciation of its currency affected Nucleo’s operations.

¡	Operating costs

The Cost of services, administrative expenses and selling expenses totaled $2,204 in 1Q09, which represents an increase of $258, or +13%, vs. 1Q08. This increase in costs is a consequence of the increase in revenues, inflationary effects on the costs structure, and higher expenses related to the competition in the cellular and internet businesses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Three-month periods ended March 31,
	2009	2008
Salaries and social security	(317)	(270)
Taxes	(228)	(199)
Maintenance, materials and supplies	(136)	(119)
Bad debt expense	(39)	(12)
Interconnection costs	(43)	(39)
Cost of international outbound calls	(47)	(33)
Lease of circuits	(43)	(29)
Fees for services	(106)	(88)
Advertising	(78)	(73)
Agent commissions and distribution of prepaid cards commissions	(199)	(173)
Other commissions	(41)	(37)
Roaming	(51)	(48)
Charges for TLRD	(181)	(171)
Cost of voice and data equipment sales and wireless handsets	(263)	(201)
Others	(140)	(109)

Subtotal	(1,912)	(1,601)
Depreciation of fixed assets	(287)	(340)
Amortization of intangibles assets	(5)	(5)

Operating costs	(2,204)	(1,946)

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled $317 (+17% vs. 1Q08), affected by increases in salaries agreed in 2008 and social security imposed by law. Regarding personnel, the decrease in fixed segment (-379 employees vs. 1Q08) was compensated by the incorporation of 269 employees in the same period in the cellular segment. The total headcount at the end of 1Q09 reached 15,309 employees.

- Taxes reached $228 (+15% vs. 1Q08), influenced mainly by higher rates in turnover taxes and higher volume of revenues.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to $365 (+14% vs. 1Q08) generated by higher traffic between mobile operators that accompany the increase in revenues.

- Agents, prepaid card commissions and other commissions were $240 (+14% vs. 1Q08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as a higher volume of revenues was registered.

- Advertising amounted to $78 (+7% vs. 1Q08) oriented towards supporting the commercial activity in mobile services and Internet, and to strengthen the brand position of the Telecom Group.

- Cost of handsets sold totaled $263 (+31% vs. 1Q08) mainly due to an increase in net additions and in the number of upgraded terminals.

- Others Costs (includes maintenance, materials and supplies, fees for services, bad debt expense and others) totaled $421 (+28% vs. 1Q08). This increase was due to the inflationary effects on related services and higher contingencies for bad debt expenses.

- Depreciation of Fixed and Intangible Assets reached $292 (-15% vs. 1Q08). Fixed-line telephony totaled $189 (-2% vs. 1Q08) and mobile services $103 (-33% vs. 1Q08), as TDMA technology depreciation charges ended in March 2008.

¡	Financial results, net

Financial results, net resulted in a loss of $94, an increase of $34 vs. 1Q08. This was due to the loss registered in foreign currency exchange (+$82 vs. 1Q08), compensated to lower net interest (-$30 vs. 1Q08) and the positive effect of holding results generated by inventories (+$19 vs. 1Q08).

¡	Net financial debt

As of March 31, 2009, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to $562, a reduction of $1,104 as compared to March 2008 and $350 when compared to December 2008.

During 1Q09, Personal purchased a nominal amount of US$8.77 million Series 3 Notes due 2010. Furthermore, during April 2009 Telecom Argentina purchased Notes in an aggregate principal nominal amount of Euros 18.5 million of Telecom’s Series A Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 6.97 million). The Notes acquired were cancelled according to the terms and conditions of the Indenture.

On April 15, 2009, Telecom Argentina made, together with the corresponded interest payment, a principal mandatory payment of Notes in the amount of U$S 40 million (U$S 29 million in principal and U$S 11 million in interests), with the excess cash as of December 31, 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Nucleo has refinanced its debt, in local currency, with a maturity between 9 months and 2 years.

¡	Capital expenditures

During 1Q09, the Company invested $234 (excluding materials) in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses ($126) and cellular business ($108). In relative terms, capex reached 8% of the revenues.

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

¡	Other Initiatives and recent relevant matters

During the period, Telecom Argentina was selected by “Banco Patagonia” to update is communication services in voice and data. The solution includes a data net transmission in MPLS to interconnect four central buildings of the bank, offices and call center positions.

Otherwise, Telecom Argentina continued enhancing its leader position in the country with world class data center solutions through the incorporation of an intelligent platform to improve network security.

The Ordinary Shareholders’ Meeting of Personal approved last March 31, 2009, a dividend payment of $730.

¡	Closing prices of Class “B” Shares of the Company

Month	2005	2006	2007	2008	2009
January	6.44	7.97	12.75	12.80	5.86
February	8.11	7.74	13.00	14.50	5.45
March	7.07	8.20	13.05	13.50	5.97
April	6.69	7.75	13.80	11.25	6.80
May	7.03	6.75	17.20	12.15
June	6.96	7.00	15.25	9.35
July	7.20	7.87	13.75	8.33
August	6.95	8.43	16.50	8.24
September	7.40	8.52	15.65	7.98
October	7.92	9.25	15.25	4.40
November	8.15	10.50	16.80	5.80
December	7.90	11.90	14.30	6.00

Annual increase (decrease)	23%	51%	20%	(58)%

¡	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2009:
March 31,	2,829	917	625	(94)	329

	2,829	917	625	(94)	329

Year 2008:
March 31,	2,480	879	534	(60)	272
June 30,	2,571	808	515	52	341
September 30,	2,738	815	491	(104)	218
December 31,	2,819	828	501	(153)	130

	10,608	3,330	2,041	(265)	961

3. Summary comparative consolidated balance sheets

	As of March 31,
	2009	2008	2007	2006	2005
Current assets	3,018	3,186	2,087	2,032	4,735
Non current assets	7,008	6,525	6,821	6,884	7,596

Total assets	10,026	9,711	8,908	8,916	12,331

Current liabilities	4,099	3,784	3,316	2,670	10,016
Non current liabilities	1,502	2,521	3,255	4,329	1,481

Total liabilities	5,601	6,305	6,571	6,999	11,497

Noncontrolling interest	72	78	76	46	30
Shareholders’ equity	4,353	3,328	2,261	1,871	804

Total liabilities, noncontrolling interest and Shareholders’ equity	10,026	9,711	8,908	8,916	12,331

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2009	2008	2007	2006	2005
Net sales	2,829	2,480	2,058	1,611	1,237
Operating costs	(2,204)	(1,946)	(1,700)	(1,414)	(1,091)

Operating income	625	534	358	197	146
Gain on equity investees	—	—	—	6	7
Financial results, net	(94)	(60)	(132)	(183)	175
Other expenses, net	—	(47)	(32)	(42)	(37)
Gain on debt restructuring	—	—	—	—	(8)

Net income (loss) before income tax and noncontrolling interest	531	427	194	(22)	283
Income tax benefit (expense), net	(201)	(149)	(52)	31	—
Noncontrolling interest	(1)	(6)	(5)	(5)	(1)

Net income from continuing operations	329	272	137	4	282
Loss from discontinued operations	—	—	(2)	(1)	(3)

Net income	329	272	135	3	279

Net income per share (in pesos)	0.33	0.28	0.14	—	0.28

5. Statistical data (in physical units)

¡	Voice, data and Internet

Fixed telephone service

March 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,849,385	1,016	3,874,594	(4,371)	3,874,566	3,095	3,855,435	27,288	3,807,659	4,653
NGN lines	605,156	10,896	373,072	13,495	86,900	61,734	—	—	—	—

Installed lines	4,454,541	11,912	4,247,666	9,124	3,961,466	64,829	3,855,435	27,288	3,807,659	4,653
Lines in service (a)	4,305,734	6,914	4,224,333	16,589	4,117,199	22,546	3,966,317	16,406	3,818,479	28,181
Customers lines	3,940,959	4,359	3,864,314	15,062	3,769,119	19,188	3,637,224	12,192	3,506,145	21,751
Public phones installed	55,864	(2,511)	67,109	(3,441)	80,292	(1,276)	82,032	(739)	83,423	(424)
Lines in service per 100 inhabitants (b)	22.1	—	21.8	—	21.4	—	20.8	—	20.2	0.1
Lines in service per employee	386	2	366	(1)	359	(4)	348	1	339	3

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

March 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,068,000	26,000	841,000	58,000	526,000	69,000	250,000	24,000	139,000	11,000
Dial Up subscribers	62,000	(3,000)	73,000	(3,000)	85,000	(3,000)	111,000	(7,000)	143,000	(2,000)

Total subscribers	1,130,000	23,000	914,000	55,000	611,000	66,000	361,000	17,000	282,000	9,000

¡	Cellular telephone service

Personal

March 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,517,000	63,000	1,198,000	64,000	825,000	66,000	569,000	23,000	478,000	17,000
“Cuentas claras” plans	2,822,000	15,000	2,523,000	53,000	2,197,000	70,000	1,735,000	169,000	707,000	164,000
Prepaid subscribers	8,832,000	529,000	7,161,000	99,000	6,288,000	749,000	4,047,000	9,000	3,038,000	207,000

Total subscribers	13,171,000	607,000	10,882,000	216,000	9,310,000	885,000	6,351,000	201,000	4,223,000	388,000

Nucleo

March 31,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	23,000	(1,000)	23,000	—	21,000	(1,000)	21,000	—	21,000	1,000
“Plan control” plans	143,000	3,000	141,000	1,000	132,000	8,000	102,000	2,000	77,000	3,000
Prepaid subscribers	1,649,000	2,000	1,518,000	62,000	1,174,000	156,000	567,000	37,000	437,000	28,000

Subtotal cellular	1,815,000	4,000	1,682,000	63,000	1,327,000	163,000	690,000	39,000	535,000	32,000
Internet subscribers	16,000	1,000	11,000	4,000	1,000	1,000	—	—	—	—

Total subscribers	1,831,000	5,000	1,693,000	67,000	1,328,000	164,000	690,000	39,000	535,000	32,000

6. Consolidated ratios

March 31,	2009	2008	2007	2006	2005
Liquidity (1)	0.74	0.84	0.63	0.76	0.47
Solvency (2)	0.79	0.54	0.36	0.27	0.07
Locked up capital (3)	0.70	0.67	0.77	0.77	0.62

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.
(3)	Non current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

During the present fiscal year the Telecom Group will continue the strategy of increasing the customer base as well as the revenues in every business segment.

Growth in fixed line telephony is estimated to continue in line with the evolution of past years as the market reaches maturity. The expansion of the broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp (already mergered with Telecom since 1Q09), will allow the Telecom Group to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

The Cellular Telephony shall continue to expand its subscriber base but at a more moderate pace. The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products will continue, not only to keep the loyalty of existing customers, but also to make Personal the preferred brand in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (in 2009 it represented approximately 31% of Personal’s Services Sales). It is also expected that the offer of mobile Internet, shall strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans in modern technologies. Telecom Argentina shall invest to sustain the growth in broadband services, to continue developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position: there are no financial commitments during the present fiscal year which cannot be settled by the internal cash flow generation. The Telecom Group considers that the level of its financial net loss will continue to decrease.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2009

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

Quarter	Market quotation ($/share)		Volume of shares traded (in million)
	High	Low
March ’08	15.20	12.15	14.4
June ’08	13.90	9.35	34.9
September ’08	9.25	6.75	29.6
December ’08	8.04	3.70	29.7
March ’09	6.40	4.90	10.2
NYSE
	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
March ’08	23.97	18.76	15.4
June ’08	21.67	14.25	19.8
September ’08	14.40	10.73	16.2
December ’08	12.62	5.12	25.5
March ’09	9.38	6.55	10.5

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-3628
Argentina

Outside Argentina

JP Morgan Chase
Latam ADR Sales & Relationship Mgmt.
277 Park Avenue, 39th Floor
New York 10172
USA
Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank
4 New York Plaza, Wall Street
New York, 1-212-622-9227
USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 4, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors